Exhibit 99.1

Proposed issue of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Friday October 16, 2020

The Proposed issue is:

☑  A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued

n/a	Attaching options	674,694,939

ATH	ORDINARY FULLY PAID	674,694,939

Proposed +issue date

Tuesday November 24, 2020

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

1.2 Registered Number Type	Registration Number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

☑  New announcement

1.5 Date of this announcement

Friday October 16, 2020

1.6 The Proposed issue is:

☑ A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 - Are any of the following approvals required for the placement or other type of issue?

●	+Security holder approval
●	Court approval
●	Lodgement of court order with +ASIC
●	ACCC approval
●	FIRB approval
●	Another approval/condition external to the entity

☑ Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?
+Security holder approval	Wednesday November 18, 2020	☑ Estimated

Comments

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

Will the proposed issue of this +security include an offer of attaching +securities? ☑ Yes
☑ Existing class

Details of +securities proposed to be issued

ASX +security code and description

ATH : ORDINARY FULLY PAID

Number of +securities proposed to be issued

674,694,939

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

☑ Yes

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Proposed issue of securities

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 0.03700

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

☑ Yes

Attaching +Security

Is the proposed attaching security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional +securities in a class that is already quoted or recorded by ASX)?

☑ New class

Attaching +Security - New class (+securities in a class that is not yet quoted or recorded by ASX)

Details of attaching +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

AU0000043945

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the 'new' class of +securities on ASX?
☑ No	☑ No

ASX +security code	+Security description

New class-code to be confirmed	Attaching options

+Security type

Options

Number of +securities proposed to be issued

674,694,939

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

☑ No

Please describe the consideration being provided for the +securities

Free attaching options to the placement of Tranche 2 shares.

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

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Proposed issue of securities

Will all the +securities issued in this class rank equally in all respects from their issue date?

☑ Yes

Options details

+Security currency

AUD - Australian Dollar

Exercise price	Expiry date
AUD 0.0700	Thursday November 23, 2023

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

One fully paid ordinary share (ASX:ATH)

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

Refer to the Company announcement dated 16 October 2020 released in conjunction with this Appendix 3B.

Part 7C - Timetable

7C.1 Proposed +issue date

Tuesday November 24, 2020

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

☑ Yes

7D.1a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

Wednesday November 18, 2020

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

☑ No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

☑ No

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Proposed issue of securities

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

☑ No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

☑ Yes

7E.1a Who is the lead manager/broker?

MST Financial Services Pty. Ltd.

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

5% of the placement

7E.2 Is the proposed issue to be underwritten?

☑ No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

To further research and development activities, provide on-going working capital as disclosed in the announcement dated 16 October 2020.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

☑ No

7F.2 Any other information the entity wishes to provide about the proposed issue

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